Exhibit 99.1

Genius Group to Host Virtual Roadshow Webinar on Tuesday, June 18th at 11:00 a.m. Eastern Time

Management to Present an Overview of the Business Model and Discuss Recent Milestone Achievements

SINGAPORE, June 4, 2024 – Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced that management will participate in a virtual roadshow webinar on Tuesday, June 18, 2024, at 11:00 a.m. Eastern time.

Management will provide an overview of the business model and discuss recent operational and financial achievements. The call will be accompanied by a presentation and followed by a question-and-answer session for dial-in attendees, which can be accessed via the dial-in numbers below.

Genius Group Virtual Roadshow Webinar

Date: Tuesday, June 18, 2024

Time: 11:00 a.m. Eastern time

Dial-in: 1-877-407-0792

International Dial-in: 1-201-689-8263

Webcast Link: Click Here

A telephone replay will be available approximately three hours after the call by dialing 1-844-512-2921 from the U.S., or 1-412-317-6671 from international locations, and entering replay pin number: 13746917. A webcast replay will also be available using the webcast link above.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us